Exhibit 99.1

Therapix Biosciences Announces Interim Results of Phase IIa Study at Assuta Medical Center for Obstructive Sleep Apnea Program

TEL AVIV, Israel, June 18, 2019

/PRNewswire/  - Therapix Biosciences Ltd. ("Therapix" or "the Company") (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today interim results from its Phase IIa clinical study at Assuta Medical Center in Israel, suggesting that THX-110, a combination of dronabinol (∆-9-tetrahydracannabinol) and CannAmide™ (palmitoylethanolamide, or PEA), positively affects symptoms in adult subjects with obstructive sleep apnea (OSA). The study is being conducted under the leadership of Professor Yaron Dagan, head of the Sleep Medicine Institute at Assuta, and Principal Investigator, Dr. Lilach Kemer.

This Phase IIa clinical study is an open label study, which includes 30 patients diagnosed with OSA, to evaluate the safety, tolerability and efficacy of once daily oral administration of THX-110. The interim report summarizes the data from the first seven patients which completed the study per protocol and one patient who dropped out from the study early due to adverse events (dizziness). Out of the seven patients who completed the study, four patients exhibited significant improvement in all assessed study parameters, including reduction in Apnea-Hypopnea Index (AHI) scale and an improvement in oxygen desaturation index (ODI), with one patient showing mild improvement. In general, the study medication was well tolerated, with only two patients exhibiting negative results. Adverse events were resolved after THC dosage was decreased to 5mg/day.

"The encouraging interim results of this study is a promising indicator that Therapix's proprietary drug candidate THX-110 may provide a pharmacological treatment for OSA for which currently the only available standard treatments employ noninvasive ventilation devices (CPAP) and oral appliances," said Adi Zuloff-Shani, Ph.D., Chief Technology Officer at Therapix. "We are looking forward to the topline results, anticipated in the second half of 2019," continued Dr. Zuloff-Shani. "Based on these encouraging interim study results, we intend to initiate a randomized, double-blind, placebo controlled study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with OSA."

Professor Yaron Dagan, a world key leader in the field of sleep disorders said, "The results are encouraging. Although too small to reach any conclusion, the magnitude of the effect is impressive, and suggests that a larger study is justified. The opportunity to treat the majority of OSA patients with a pharmacological approach could dramatically improve the patient experience and the likelihood of adherence."

"We continue to be excited about that the synergistic effect of the THX-110 CannAmide™ entourage program," stated Ascher Shmulewitz, M.D., Ph.D., Chairman and interim CEO of Therapix. "These data are a catalyst for the acceleration of Therapix's intent to continue, and even accelerate our clinical programs. In Europe, we intend in the second half of 2019 to introduce our botanical program for THX-110."

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and for the treatment of Pain; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com

Forward-looking statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the Company's plans with respect to its clinical trials and its intent to report material developments and information regarding such trials, including the timing thereof, as well as the potential benefits from the Company's drug candidates. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com

2